December 21, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Samantha Brutlag, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Ms. Brutlag:

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 29, 2016 to Post-Effective Amendment No. 282 filed on October 14, 2016 (“PEA 282”) which included a prospectus and statement of additional information pertaining to the ALPS/Dorsey Wright Sector Momentum ETF (the “Fund”), accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 282.

STAFF COMMENTS: PROSPECTUS

1.	Staff Comment: Please provide the Staff with the Fund’s fee table and disclose the Fund’s investment advisory fee.

Registrant’s Response: The Fund’s fee table, as it will appear in the Fund’s prospectus, is excerpted below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.40%
Other expenses(1)	0.00%
Total annual Fund operating expenses	0.40%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund’s net assets.

2.
Staff Comment: With respect to the Fund’s “Principal Investment Strategies” on p. 2 of the prospectus, please include language stating that the Fund will normally invest at least 80% of its total assets in component equity securities that comprise its Underlying Index and depositary receipts based on the securities in the Underlying Index.

Registrant’s Response: The disclosure has been revised accordingly.

3.	Staff Comment: Please confirm whether Dorsey, Wright and Associates, LLC is an affiliate of the Fund or ALPS Advisors, Inc., the Fund’s investment adviser (the “Adviser”).

Registrant’s Response: Dorsey, Wright and Associates, LLC is not an affiliate of the Fund or the Adviser.

4.	Staff Comment: Please confirm whether the Adviser or its affiliates will be involved in the maintenance of the Underlying Index.

Registrant’s Response: Neither the Adviser nor its affiliates will be involved in the calculation or maintenance of the Underlying Index.

5.
Staff Comment: With respect to the Fund’s “Principal Investment Risks” disclosures beginning on p. 3 of the prospectus, please include disclosures relating to the risks of investing in large capitalization stocks and mid-capitalization stocks.

Registrant’s Response: The disclosure has been revised accordingly.

6.
Staff Comment: The Staff notes that the Fund’s “Principal Investment Strategies” on p. 2 of the prospectus states that, “under various circumstances, it may not be possible or practicable to purchase all of the securities in the Underlying Index in those weightings. In those circumstances, the Fund may purchase a sample of the securities in the Underlying Index in proportions expected by the Adviser to achieve the Fund’s investment objective.” If sampling is a significant investment strategy for the Fund, please consider adding corresponding disclosure regarding sampling to the Fund’s “Principal Investment Risks” disclosures beginning on p. 3 of the prospectus.

Registrant’s Response: The Fund will not utilize sampling as a significant investment strategy. Therefore, the Registrant has moved the disclosure regarding sampling from the “Principal Investment Strategies” section to the section titled, “Secondary Investment Strategies.”

7.
Staff Comment: With respect to disclosures regarding the Fund’s portfolio managers on p. 5 and p. 13, please provide the year the portfolio managers began managing the Fund rather than stating that the portfolio managers have managed the Fund “since inception.”

Registrant’s Response: The Registrant respectfully declines to modify the disclosure since the Fund has not commenced operations and the inception date is currently unknown. The Registrant also respectfully notes that “since inception” accurately describes each portfolio manager’s length of service for the Fund.

8.
Staff Comment: The Staff notes the inclusion on p. 10 of the language, “The Fund will not invest in money market instruments as part of a temporary defensive strategy to protect against potential stock market declines generally, or declines in the Underlying Index specifically.” If the Fund will take other actions as part of a temporary defensive strategy, please include corresponding disclosure.

Registrant’s Response: The Registrant has deleted the language noted by the Staff and added the following disclosure, “Because the Fund uses a passive management approach to seek to achieve its investment objective, the Fund does not take temporary defensive positions during periods of adverse market, economic or other conditions.”

9.	Staff Comment: The Staff notes that the Fund’s prospectus does not include a discussion of the risks related to the Fund’s principal investment strategies as required by Item 9 of Form N-1A.

Registrant’s Response: The Registrant has revised the Fund’s prospectus to clarify that additional information regarding the Underlying Index and related sector risks included in p. 6-10 of the prospectus constitutes additional information regarding the Fund’s principal investment strategies and related risks, as the principal investment strategy of the Fund is to seek investment results that correspond generally to the Underlying Index.

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

10.
Staff Comment: With respect to the Fund’s first fundamental investment policy, listed on p. 2 of the Statement of Additional Information, please revise the policy to state that the Fund will track, rather than replicate, its Underlying Index.

Registrant’s Response: The Registrant respectfully declines to modify the disclosure as the Fund’s investment strategies seek to replicate the Underlying Index. The Registrant notes that, consistent with this strategy, disclosure regarding sampling has been moved from the “Principal Investment Strategies” section to “Secondary Investment Strategies.”

STAFF COMMENTS: GENERAL

11.	Staff Comment: Please provide the ticker symbol for the Fund.

Registrant’s Response: The ticker symbol for the Fund is SWIN.

12.
Staff Comment: The staff notes that the Fund’s underlying index, the Dorsey Wright US Sector Momentum Index (the “Underlying Index”) includes “US” in its name, whereas the Fund does not. Please clarify whether this difference in the name of the Fund and the name of Underlying Index is due to a difference in the nature of the Fund’s investments from the constituents in the Underlying Index.

Registrant’s Response: As discussed in the Fund’s prospectus, the Fund will normally invest at least 80% of its total assets in component equity securities that comprise its Underlying Index and depositary receipts based on the securities in the Underlying Index. The differences in the name of the Fund and the name of Underlying Index do not signify a difference in the nature of the Fund’s investments from the constituents in the Underlying Index.

13.
Staff Comment: The Staff requests additional detail regarding how Underlying Index constituents are selected from each of the NASDAQ US Large Cap Index and NASDAQ US Mid Cap Index. The Staff also notes that as of November 29, 2016, the Underlying Index has not launched. The Staff requests that the Registrant confirm that the Underlying Index’s methodology as described in PEA 282 will not differ materially from the Underlying Index’s methodology as of the date the Fund’s registration statement becomes effective, December 28, 2016.

Registrant’s Response: As discussed with Ms. Brutlag via telephone on December 20, 2016, the Underlying Index launched on December 9, 2016 with certain changes that the Registrant views as non-material to the Underlying Index methodology described in PEA 282. The Registrant will revise the Fund’s Principal Investment Strategies to incorporate such non-material changes and has provided a marked excerpt of the current draft Principal Investment Strategies below for the Staff’s consideration. The Registrant notes that the language deleted from the final paragraph of the excerpt below will be moved to the “Secondary Investment Strategies” section of the prospectus. The Registrant will also supplement the Fund’s Principal Investment Risks to include risk disclosure relating to investments in real estate. The Registrant also notes that the section titled, “Additional Information about the Fund’s Principal Investment Strategies and Risks” will reflect additional detail regarding the Underlying Index methodology such as daily trading volume requirements for Underlying Index constituents. Additional non-material changes other than those reflected below may be incorporated in the Principal Investment Strategies section included in the Fund’s definitive prospectus.

Principal Investment Strategies

ALPS Advisors, Inc. (the “Adviser”) will seek investment results that correspond, before fees and expenses, generally to the performance of the Underlying Index. The Underlying Index is a rules-based index intended to track the overall performance of the stocks with the highest relative strength or “momentum” within the NASDAQ US Large Mid Cap Index ~~or NASDAQ US Mid Cap Index (each, a~~ (the “NASDAQ Index”~~) and collectively the “NASDAQ Indexes”)~~ on a sector-by-sector basis.

“Relative strength” is an investing strategy that seeks to determine the strongest performing securities by measuring certain factors, such as a security’s relative positive performance against the overall market or a security’s relative strength value, which is derived by comparing the rate of increase of the security’s price to that of a benchmark index. Nasdaq, Inc. (the “Index Provider”) uses a proprietary methodology to analyze the relative strength of each security within the universe of eligible securities and determine a “momentum” score. In general, momentum is the tendency of a security to exhibit persistence in its relative strength; a “momentum” style of investing emphasizes investing in securities that have had better recent performance compared to other securities. The momentum score for each security included in the Underlying Index is based on intermediate and long-term upward price movements of the security as compared to a representative benchmark and other eligible securities within the universe.

The Underlying Index is reconstituted quarterly and generally consists of 50 stocks on each reconstitution date. The Underlying Index’s stocks must be constituents of ~~a~~ the NASDAQ Index. The Underlying Index methodology uses a proprietary Relative Strength Matrix to rank ten sectors of the market: Basic Materials, Consumer Cyclicals, Consumer Staples, Energy, Financials, Healthcare, Industrials, Technology, Telecommunications, and Utilities (the “Sectors”) according to their relative strength as of five business days prior to each quarterly reconstitution date. The Underlying Index methodology then categorizes the NASDAQ Index~~es~~’s constituents into groups that correspond to their ~~Global Industry Classification System(“GICS”) s~~Sector classifications (the “~~GICS~~ Sector Groups”). NASDAQ Index’s constituents that the Index Provider would generally categorize as identified with the Real Estate sector are incorporated into the Financials Sector Group. ~~The Underlying Index methodology excludes the Real Estate GICS Group, and then ranks the remaining GICS Groups based on momentum as of five business days prior to each quarterly reconstitution date~~. The Underlying Index methodology then ranks the stocks within each Sector~~GICS~~ Group based on momentum with eligible stocks being selected from the seven ~~highest momentum~~ Sector~~GICS~~ Groups with the highest relative strength ratings. In order to be considered for inclusion in the Underlying Index, each stock from the eligible universe must meet a minimum relative strength score as determined by the Index Provider. The top ten stocks from each of the three highest ~~momentum~~ relative strength Sector~~GICS~~ Groups, and the top five stocks in each of the next four highest ~~momentum~~ relative strength Sector~~GICS~~ Groups are selected for inclusion in the Underlying Index. In the event that a Sector Group does not contain the required number of stocks that meet the minimum relative strength score requirement, the Underlying Index will make additional investments in the stock with the highest relative strength score regardless of its Sector Group classification. The eligible stocks that are selected for inclusion in the Underlying Index’s portfolio are equally weighted.

The Underlying Index was developed by the Index Provider and its publication began on []December 9, 2016. The Index Provider also serves as calculation agent. Underlying Index values are distributed to the public via the Chicago Mercantile Exchange throughout the day, between the hours of 9:30 a.m. and 4:30 p.m. Eastern time, at 15 second intervals under the symbol “DWUSSR~~[ ]~~.”

As a principal investment strategy the Fund will normally invest at least 980% of its total assets in component equity securities that comprise its Underlying Index and depositary receipts based on the securities in the Underlying Index. ~~The Fund generally will invest in all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of the securities in the Underlying Index in those weightings. In those circumstances, the Fund may purchase a sample of the securities in the Underlying Index in proportions expected by the Adviser to achieve the Fund’s investment objective. There may also be instances in which the Adviser may choose to overweight another security in the Underlying Index, purchase (or sell) securities not in the Underlying Index that the Adviser believes are appropriate to substitute for one or more Underlying Index components or utilize various combinations of other available investment techniques, in seeking to achieve the Fund’s investment objective. In addition, from time to time securities are added to or removed from the Underlying Index. The Fund may sell securities that are represented in the Underlying Index or purchase securities that are not yet represented in the Underlying Index in anticipation of their removal from or addition to the Underlying Index.~~

* * *

If you have any questions or further comments, please contact me at 720.917.0992.

Very truly yours,

/s/ Andrea E. Kuchli
Andrea E. Kuchli, Esq.

cc:	Stuart Strauss, Esq.
 Dechert LLP